GE Funds

3001 Summer Street

Stamford, Connecticut 06905

(203) 326-4040

February 18, 2011

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	GE Funds
File Nos. 033-51308 and 811-07142
Post-Effective Amendment No. 59

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GE Funds (the “Registrant”) hereby requests that the effective date of the above-referenced Post-Effective Amendment be accelerated so that it may become effective by 12:00 p.m., Eastern Time, on Wednesday, February 23, 2011, or as soon thereafter as practicable.

The Registrant acknowledges the following: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GE Funds			GE Investment Distributors, Inc., as principal underwriter of shares of the Registrant

By:	/s/ Michael J. Cosgrove	By:	/s/ Joon Won Choe
	Michael J. Cosgrove Chairman of the Board and President		Joon Won Choe Secretary